As filed with the Securities and Exchange Commission on March 13, 2007

                                                           Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                                       of

                        ETELECARE GLOBAL SOLUTIONS, INC.
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                           Republic of the Philippines
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                      60 Wall Street, New York, N.Y. 10005
                                 (212) 602-1044
               (Address, including zip code, and telephone number,
        including area code, of depositary's principal executive offices)

                        ---------------------------------
                        Depositary Management Corporation

          (570 Lexington Avenue, 44th Floor, New York, New York 10022,
                 United States of America, Tel: (212) 319-4800)
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
     ------------------------------    ------------------------------
     Francis Fitzherbert-Brockholes          James J. Masetti
            White & Case LLP            Pillsbury Winthrop Shaw
          5 Old Broad Street                    Pittman LLP
          London EC2N 1DW, UK             2475 Hanover Street
            +44 20 7532 1000           Palo Alto, California 94304
     -----------------------------     ------------------------------

       It is proposed that this filing become effective under Rule 466 [ ] immediately upon filing [ ] on (Date) at (Time).

       If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

--------------------------------  -------------------   -----------------------   -------------------   ------------
                                                               Proposed               Proposed           Amount of
      Title of each class             Amount to be      maximum aggregate price   maximum aggregate     registration
 of Securities to be registered        registered            per unit (1)          offering price (1)       fee
--------------------------------  -------------------   -----------------------   -------------------   ------------
American    Depositary    Shares      100,000,000               $0.05                $5,000,000            $535
evidenced       by      American  American Depositary
Depositary    Receipts,     each         Shares
American     Depositary    Share
representing  two  shares,   par
value   one   peso   each,    of
eTelecare Global Solutions, Inc.
--------------------------------  -------------------   -----------------------   -------------------   ------------

1 For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

================================================================================

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.           Description of Securities to be Registered

                              Cross Reference Sheet

                                                                Location in Form of Receipt
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
1. Name and address of depositary                               Introductory   Article,   signature
                                                                section at Face of the Receipt

2. Title of American  Depositary  Receipts  and  identity of    Face of Receipt, top center
deposited securities

   Terms of Deposit:

   (i) The amount of deposited securities represented           Face of Receipt, upper right corner
   by one unit of American Depositary Receipts

   (ii) The procedure for voting, if any, the                   Articles number 9(iv), 14, 15 and 18
   deposited securities

   (iii) The collection and distribution of                     Articles number 4, 6, 9(i), 9(iii),
   dividends                                                    13, 14 and 18

   (iv) The transmission of notices, reports and                Articles number 12, 14, 15 and 18
   proxy soliciting material

   (v) The sale or exercise of rights                           Articles number 3, 4, 6, 9(iv),
                                                                10, 13, 14, 15, 18 and 24

   (vi) The  deposit  or sale of  securities  resulting         Articles  number  4,  9(i),  13, 14
   from dividends, splits or plans of reorganization            and 16

   (vii) Amendment,  extension  or  termination  of the         Articles number 20 and 21
   deposit agreement

   (viii) Rights of holders of  Receipts to inspect the         Article number 12
   transfer  books  of the  depositary  and the  list of
   holders of Receipts

   (ix) Restrictions  upon  the  right  to  deposit  or         Articles  number  2, 3, 4, 5, 6, 7,
   withdraw the underlying securities                           8, 9 and 22

   (x) Limitation upon the liability of the depositary          Articles number 16, 17, 18 and 21

3.  Fees and Charges                                            Article number 9

Item - 2.           Available Information

  Public reports furnished by issuer                           Article number 12

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.           Exhibits

          (a) Form of Deposit Agreement among eTelecare Global Solutions, Inc., Deutsche Bank Trust Company Americas as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder - Filed herewith as Exhibit 1.

          b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

          c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

          d. Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as
               Exhibit 4.

          e.   Certification under Rule 466. - Not Applicable.

Item - 4.           Undertakings

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on March 13, 2007.

                                         Legal entity created by the agreement
                                         for the issuance of American Depositary
                                         Receipts for shares, par value one peso
                                         each, of eTelecare Global Solutions,
                                         Inc.

                                         DEUTSCHE BANK TRUST COMPANY
                                         AMERICAS, as Depositary

                                         By:  /s/ Clare Benson
                                             ----------------------------------
                                         Name:  Clare Benson
                                         Title: Vice President

                                         By:  /s/ Tom Murphy
                                             -----------------------------------
                                         Name:    Tom Murphy
                                         Title:   Vice President

          Pursuant to the requirements of the Securities Act of 1933, eTelecare Global Solutions, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Republic of the Philippines on March __, 2007.

                                                ETELECARE GLOBAL SOLUTIONS, INC.


                                                By: /s/ J. Michael Dodson
                                                   -----------------------------
                                                Name:  J. Michael Dodson
                                                Title: Chief Financial Officer

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Harris and J. Michael Dodson and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March __, 2007.


 /s/ John R. Harris                                 /s/ J. Michael Dodson
-----------------------------------------------    -----------------------------
Name: John R. Harris                               Name: J. Michael Dodson
President, Chief Executive Officer and Director    Chief Financial Officer
(Principal Executive Officer)                      (Principal Financial Officer)


 /s/ Francis J. Dunn                                /s/ Alfredo I. Ayala
-----------------------------------------------    -----------------------------
Name: Francis J. Dunn                               Name: Alfredo I. Ayala
Chief Accounting Officer                            Director


 /s/ Ramon del Rosario, Jr.                         /s/ Gary Fernandes
-----------------------------------------------    -----------------------------
Name:Ramon del Rosario, Jr.                        Name: Gary Fernandes
Director                                            Director


 /s/ Richard Hamlin                                 /s/ John-Paul Ho
-----------------------------------------------    -----------------------------
Name: Richard Hamlin                               Name:  John-Paul Ho
Director                                            Director


 /s/ Rafael Ll Reyes
-----------------------------------------------
Name: Rafael Ll Reyes
Director

                                INDEX TO EXHIBITS

Exhibit
Number    Exhibit
-------   ----------------------------------------------------------------------

   (1) Form of Deposit Agreement among eTelecare Global Solutions Inc., Deutsche Bank Trust Company Americas as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

   (4) Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered.